Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No. 1-7627

NEWS RELEASE

JOINT NEWS
RELEASE

FOR IMMEDIATE RELEASE

Contacts:	Doug Aron (Frontier) (713) 688-9600 x145
Matt Clifton (Holly) (214) 871-3555

FRONTIER OIL AND HOLLY CORPORATION ANNOUNCE TERMINATION OF THE HART-SCOTT-RODINO WAITING PERIOD FOR PENDING MERGER

        Dallas, Texas, May 20, 2003 – Frontier Oil Corporation (NYSE – FTO) and Holly Corporation (AMEX – HOC) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired, satisfying one of the conditions to the completion of the pending merger of Frontier and Holly. In addition, the Federal Trade Commission approved Holly’s pending acquisition from ConocoPhillips of the Woods Cross refinery and related assets located near Salt Lake City, Utah. The Woods Cross refinery acquisition is expected to close on June 1, 2003, which will satisfy another condition to the completion of the pending merger of Frontier and Holly.

        Completion of the pending merger of the two companies remains subject to, among other things, both companies receiving stockholder approval. Front Range Himalaya Corporation, which will be the parent company and renamed “Frontier Oil Corporation” after the merger, has filed a Form S-4 Registration Statement (which includes the joint preliminary proxy statement of Frontier and Holly) relating to the proposed merger with the Securities and Exchange Commission.

        Frontier, headquartered in Houston, Texas, operates a 110,000 bpd refinery located in El Dorado, Kansas and a 46,000 bpd refinery located in Cheyenne, Wyoming. Holly, headquartered in Dallas, Texas, operates a 60,000 bpd refinery located in Artesia, New Mexico that is being expanded to 75,000 bpd and a 7,500 bpd refinery in Great Falls, Montana. Holly also operates approximately 2,000 miles of crude oil and refined product pipelines in the west Texas and New Mexico region, Permian Basin crude gathering operations and refined product terminals.

Investor Notices

        This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning the contemplated transaction and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed transaction, realization of expected synergies from the transaction, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

        Frontier and Holly have filed a preliminary joint proxy statement/prospectus and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission as part of a Registration Statement on Form S-4 filed by Front Range Himalaya Corporation. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus included in such Registration Statement because it contains important information about Frontier and Holly and the proposed transaction. A definitive joint proxy statement/prospectus will be sent to security holders of Frontier and Holly seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by Frontier and Holly with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Frontier Oil Corporation, attention: Doug Aron, 10000 Memorial Drive, Suite 600, Houston, Texas 77024 or Holly Corp., attention: John Glancy, 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

        Frontier and Holly and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frontier and Holly in connection with the merger. Information about Frontier and Holly and their respective directors and officers can be found in Proxy Statements, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed by Frontier and Holly with the SEC. Additional information regarding the interests of those persons may be obtained by reading the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available.

Investor Notices

        Frontier and Holly have filed a preliminary joint proxy statement/prospectus and other documents regarding the proposed merger described in this presentation with the Securities and Exchange Commission as part of a Registration Statement on Form S-4 filed by Front Range Himalaya Corporation. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus included in such Registration Statement because it contains important information about Frontier and Holly and the proposed transaction. A definitive joint proxy statement/prospectus will be sent to security holders of Frontier and Holly seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by Frontier and Holly with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Frontier Oil Corporation, attention: Doug Aron, 10000 Memorial Drive, Suite 600, Houston, Texas 77024 or Holly Corp., attention: John Glancy, 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

        Frontier and Holly and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frontier and Holly in connection with the merger. Information about Frontier and Holly and their respective directors and officers can be found in Proxy Statements, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed by Frontier and Holly with the SEC. Additional information regarding the interests of those persons may be obtained by reading the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available.

FRONTIER
OIL CORPORATION

UBS Warburg Global Energy Conference
May 21, 2003

Transaction Details

- Merged entity will be named Frontier Oil Corporation
- Headquartered in Houston, Texas
- Holly Shareholders will receive:
  - One share of Frontier common for each Holly share owned
  - Aggregate cash payment of $172.5 million
  - Interest in potential recoveries from U.S. government lawsuit
- Frontier shareholders will own roughly 62% of merged entity
- Holly shareholders will own roughly 38% of merged entity
- Expected closing of August 2003

3

Transaction Timetable

- Merger Agreement signed March 30th and announced March 31st
- Market reaction has been positive after initial arb-related sell-off
- $220 million of 8% Senior Notes due 2013 were issued on April 4th
- Hart-Scott-Rodino expired on May 19th
- Joint Proxy Statement (Form S-4) filed May 13th
- Credit Facility increase expected to close in May
- Proxy mailing estimated in July with Special Shareholder Meetings to be held in early August
- Closing to occur immediately following shareholder meetings

4

Executive Management

Lamar Norsworthy
Chairman

James R. Gibbs
President and Chief Executive Officer

Matthew P. Clifton
President of Frontier Logistics

Julie H. Edwards
Executive Vice President—Finance & Administration and Chief Financial Officer

5

Holly Corporation

- Based in Dallas, Texas
- Currently owns high-conversion refineries in Artesia, NM (60,000 bpd) and Great Falls, MT (7,000 bpd).
- Artesia refinery expansion to 75,000 bpd to be completed in late 2003
- Contracted with ConocoPhillips to purchase 25,000 bpd Woods Cross refinery in Salt Lake, UT (FTC Approval May 16th)
- Pipeline operations consisting of 2,000 miles of gathering and transportation and 10 petroleum product terminals.
- Conservative operating and financial philosophy

6

Frontier/Holly Merger Rationale

- Geographic and operational diversification
- Leading Rocky Mountain refiner — (23%) market share
- Industry leading financial performance and strength
- Substantial mid-stream asset addition
- Complementary management strengths
- Potential cost savings and operational synergies

7

Refinery Locations and Product Markets

5
1
4
2
3
Frontier Markets
Holly Markets

Refinery Location	Capacity (bpd)	Complexity
(1) Cheyenne, WY	46,000	11.0
(2) El Dorado, KS	110,000	12.5
(3) Artesia, NM*	75,000	8.1
(4) Salt Lake, UT**	25,000	6.0
(5) Great Falls, MT	7,000	8.4
Total	**263,000**	

* Expansion completion date of December 2003.
** Pending.

8

Diversified Asset Base

Great Falls
MT
Spokane
Boise
WY
Mt. Home
Burley
Cheyenne
Salt Lake
Denver
UT
CO
Wichita
Bloomfield
NM
Albuquerque
Roswell
Phoenix
AZ
Lovington
Tucson
El Paso
Artesia
TX
Frontier Oil Refineries
Holly Corp Refineries
Holly Corp Terminals
Holly Corp Pipelines
Company Owned
Common Carrier
Leased

9

Frontier's Philosophy

- Access to a wide range of crude oil
- Serving excellent markets
- Complex refining capacity
- Focused refining operations
- Cash flow and return driven
- Conservative balance sheet and substantial liquidity position

11

Northern Crude Supply

Canada
Portal
Conoco
Great Falls
Billings
Texaco/Butte
Frontier Refineries
Casper
Guernsey
Frontier
Rocky Mountain
Cheyenne
Salt Lake City
Chevron
Denver
Express (Platte)
Jayhawk
El Dorado
Kansas City
Wichita
Cushing

12

Frontier Gulf Coast / Permian Basin Crude Supply

Denver
CO
Kansas Gathering System
Kansas City
MO
El Dorado
KS
Valley Center
Osage Pipeline
OK
Cushing
Seaway Pipeline
AR
NM
Basin Pipeline
Artesia
Wichita Falls
Midland/ Odessa
El Paso
LA
TX
Houston
Corsicana
Gulf of Mexico

13

Attractive Markets

Wholesale Gasoline Prices vs. Gulf Coast
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
$ per bbl
1996
1997
1998
1999
2000
2001
2002
Group 3
Denver
Salt Lake
Phoenix

14

Positive Industry Fundamentals

Number of U.S. Refineries
Number of U.S. Refineries
Capacity (MMBpd)
350
300
250
200
150
100
50
0
20
18
16
14
12
10
1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001
Number of Refineries
Capacity

Source: EIA.

16

Positive Industry Fundamentals (cont.)

U.S. Refinery Utilization
100%
90
80
70
60
50
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
Effective Max

Source: EIA through 12/31/02.

17

Positive Industry Fundamentals (cont.)

Clean Fuels—Gasoline & Diesel

- **January 1, 2004** begin phasing in corporate average sulfur levels of no more than **120 parts per million**.
- **January 1, 2005** sulfur content of less than **30 parts per million.**
- **June 1, 2006** sulfur content of no more than **15 parts per million.**

18

Positive Industry Fundamentals (cont.)

8.00
6.00
4.00
2.00
0.00
$ per bbl
6.27
$4.26
2.38
$1.60
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003(1)
Light/Heavy Spread
Average
WTI/WTS
Average

(1) Through 1st Quarter 2003

19

Major Southwest Product Pipelines

Spokane
WA
Great Falls
MT
Boise
ID
Mt. Home
Burley
WY
Cheyenne
Salt Lake
Denver
CA
NV
UT
CO
KS
Bloomfield
Wichita
Las Vegas
AZ
Albuquerque
Los Angeles
Phoenix
NM
Wichita Falls
San Diego
Artesia
Dallas
TX
Tucson
El Paso
Odessa
Houston

Frontier/Holly Refineries

McKee/Borger Refineries

Existing Pipelines

Proposed Pipelines

Holly Terminals

20

Longhorn Pipeline Project

- 800 mile project to provide product from Gulf Coast to El Paso market
- Initial capacity of 70,000 bpd with potential increase to 200,000 bpd
- Holly settled its litigation with Longhorn Partners Pipeline L.P. in November 2002
- Primary margin impact will be on volumes sold in El Paso market (7,500 bpd)
- Status: on hold looking for financing ($125MM)

21

($ in millions)

Financial Highlights (cont.)

History of Strong Financial Performance

	Frontier Only					Pro Forma
	1998(1)	1999(2)	2000	2001	2002	2002(3)
Revenues	$299.4	$503.6	$2,045.2	$1,888.4	$1,813.8	$2,788.6
EBITDA	36.4	7.8	93.7	189.1	55.2	122.3
Operating Income	25.7	(5.2)	70.7	164.1	27.9	58.2
Net Income Before Extraordinary Items	18.8	(17.1)	37.2	107.7	1.0	9.9

(1) Reflects operations of Cheyenne Refinery only.
(2) El Dorado Refinery acquired in November 1999.
(3) Based on Holly LTM ended 12/31/02.

23

($ in millions)

Financial Highlights (cont.)

Significant Cash Generation & Debt Reduction

	Frontier Only				
	1998	1999	2000	2001	2002
Cash Flow from Operations	$29.5	($1.6)	$62.8	$145.1	$33.1
Change in Working Capital	1.7	(9.7)	3.6	(6.5)	17.8
Total Cash Flow	31.3	(11.3)	66.3	138.6	50.8
Capital Expenditures	16.8	9.2	12.7	22.8	29.6
Free Cash	**$14.5**	**($20.5)**	**$53.7**	**$115.8**	**$21.2**
Debt Reduction (Increases)	(2.4)	(22.2)	21.0	54.0	1.1

24

($ in millions)

Financial Highlights

Strong Pro Forma Balance Sheet as of 12/31/02

Cash	$ 142.5
9 1/8% Sr. Notes	39.5
11 3/4% Sr. Notes	168.5
New 8% Sr. Notes	218.1
Total Debt	426.1
Shareholder Equity	457.8
Credit Ratios:	
Total Debt / Total Capitalization	48.2%
Net Debt / Total Capitalization	38.3%

25

Pipeline Valuations

Attractive Pricing for Pipeline Assets

	Comparable Midstream M&A Transactions (1)		
	Maximum	Minimum	Average
Transaction Value ($MM)	$8,713	$11	$569
Transaction Value/LTM EBITDA	14.9X	4.8x	8.6x

	Comparable MLP Trading Multiples (2)		
	Maximum	Minimum	Average
Enterprise Value ($MM)	$10,614	$656	$2,944
Enterprise Value/EBITDA (3)			
2002A	19.2X	8.5X	11.8X
2003E	11.8X	7.8X	9.7X
2004E	10.6X	6.8X	9.3X

(1) Selected 2001 and 2002 pipeline sales
(2) 13 public midstream Master Limited Partnerships
(3) 2003 and 2004 EBITDA based on estimates by Salomon Smith Barney

27

Pipeline Valuations (cont.)

Value Analysis for Holly's Pipeline Assets

	Comparable Transaction Analysis[1]		
	HOC Data	Multiple Range	Value Range
LTM EBITDA ($MM)	$30	7.0 - 9.0X	$210 - $270

	Market Value Comparison[2]		
	HOC Data	Multiple Range	Value Range
Enterprise Value/EBITDA			
LTM ($MM)	$30	8.0 - 10.0X	$240 - $300
2003E ($MM)	$35	7.0 - 8.0X	$245 - $280

(1) Market Sales

(2) Enterprise Value of MLP's

28

Investment Highlights

- Positive industry fundamentals
- Geographically focused, diversified asset base
  - Five refineries in geographically diverse markets
  - 263,000 bpd crude capacity by December 2003
- High quality refining assets
  - Weighted average complexity rating of 10.5
  - Good access to various crude supplies
- Niche market focused
  - Historically strong refining margins
  - Strong growth in consumption
- Strong pro forma financial position

29

The Transformation of Frontier

- **1991** – Acquired 41,000 bpd Cheyenne Refinery
- **1995 - 1997** – Disposed of U.S. and Canadian E&P Operations
- **1999** – Acquisition of 110,000 bpd El Dorado Refinery from Shell
- **2000** – Integration and Optimization of El Dorado and Cheyenne
- **2001** – Expansion of Cheyenne by 5,000 bpd to 46,000 bpd
- **2003** – **Holly Merger adds 3 plants and 107,000 bpd of capacity**

30

FRONTIER
OIL CORPORATION

Frontier Oil Corporation
10000 Memorial Drive, Suite 600
Houston, TX 77024
Doug Aron 713-688-9600 x145
Email: daron@frontieroil.com